

Mail Stop 4720

December 5, 2016

<u>Via E-mail</u>
Bryan R. McKeag
Chief Financial Officer
Heartland Financial USA, Inc.
1398 Central Avenue
Dubuque, Iowa 52001

>   **Re: Heartland Financial USA, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed March 11, 2016**
>   **Form 10-Q for Quarterly Period Ended September 30, 2016**
>   **Filed November 9, 2016**
>   **Form 8-K**
>   **Filed April 8, 2016**
>   **File No. 001-15393**

Dear Mr. McKeag:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2015</u>

<u>Item 6 – Selected Financial Data</u>

1.   We note your presentation of tangible book value per common share. Please revise future filings to clearly label this metric as non-GAAP and provide a reconciliation showing the calculation of this metric. Refer to Item 10(e) of Regulation S-K.

Form 10-Q for Quarterly Period Ended September 30, 2016

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Income

2.   We note your disclosure that net interest margin was 3.97% during the third quarter of 2016, compared to 3.85% during the third quarter of 2015. You attribute your success in maintaining the net interest margin near 4.00% due in part to the amortization of purchase accounting discounts associated with the three acquisitions occurring during the last half of 2015 and the CIC Bancshares acquisition during the first quarter of 2016.   On your third quarter earnings call, your CFO indicated that the amortization increase was due to a higher volume of loans moving out of the purchased accounting pools compared to prior periods.   Furthermore, on the Q4 2015 earnings call, in response to an analyst questioning how the loans leave the purchased accounting pool to the regular portfolio, your CFO indicated that the movement is more on a pro rata basis, when a credit decision is made on the credit. Furthermore, he stated that the loan is accreted and pretty well matches up with the interest income that is shown as written off as the allowance is increased in the same quarter. In order for us to better understand your policy, please respond to the following:

- Explain in further detail how the loans migrate from your purchased accounting pools to the regular portfolio.   As part of your response, please describe all of the events that would drive the loan from being moved from the purchased pool to the regular portfolio.

- Clarify your policy for loans that are moved from the purchased pool to the regular portfolio at times of a credit event. For example, is the remaining discount accreted, or does interest income stopped being recognized?

- Tell us how many separate purchased pools you have as of September 30, 2016 and describe the factors considered in determining the number of purchased pools for each acquisition.

- Consider providing an example that illustrates how the loans transfer from the purchased pool to the regular portfolio.

Notes to Consolidated Financial Statements

Note 8 – Fair Value

3.   We note in your tables showing the unobservable inputs for your Level 3 fair value measurements that you have included footnotes for a number of these measurements

stating that disclosure of the range of inputs would not be meaningful. We do not believe the explanations disclosed provide a basis for not providing the disclosure of the range of unobservable inputs required by ASC 820-10-50-2(bbb). Please tell us the range of unobservable inputs utilized for the third party appraisal discounts and disposal costs for the measurements shown, and revise future filings to provide this required disclosure.

Form 8-K Filed April 8, 2016

4.   We note that you include a number of non-GAAP metrics in this Form 8-K that have not been labeled as non-GAAP, nor reconciled to the most directly comparable GAAP measure, including tangible common equity, price to tangible book value, return on average tangible common equity, and the efficiency ratio. Please ensure that all future investor presentations filed as part of your Item 7.01 8-K disclosure comply with Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or me at (202) 551- 3512 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney at (202) 551-3783 or Michael Clampitt, Senior Counsel at (202) 551- 3434 with any other questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services